Bank of America, N.A.

August 25, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Hugoton Royalty Trust Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 23, 2010 File No. 001-10476

Dear Mr. Schwall:

The following are our responses to your above-referenced comment letter, dated July 29, 2010.  Your comments and our responses thereto are set forth below, numbered as such comments were numbered in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Producing Acreage, Drilling and Well Counts, page 11

1.
In part, paragraph (b) of Item 1208 of Regulation S-K requires the disclosure of the minimum remaining terms of leases and concessions for material acreage concentrations.  With a view toward disclosure, please explain the steps you will take to comply with Item 1208.

Response:

In regards to the requirement of paragraph (b) of Item 1208 of Regulation S-K to disclose the amount of undeveloped acreage, and if material, the remaining terms of leases and concessions, we provided the statement “Undeveloped acreage is not significant” on page 12 of the Form 10-K.  Net undeveloped acreage at December 31, 2009 was approximately 0.1% of the total which we do not believe is material.  To the extent undeveloped acreage becomes material, we will include such information in future filings.

2.
We note that you have provided information regarding developmental wells drilled.  Please distinguish between productive and dry development wells.  Please also disclose the number of net productive and dry exploratory wells.  See Item 1205 of Regulation S-K.  Alternatively, please tell us why this information is not applicable.

Tel: 214.209.2400 · Fax 214.209.2431

Bank of America, TX1-492-17-01
901 Main Street, 17th Floor, Dallas TX 75202-3707

United States Securities and Exchange Commission
August 25, 2010

Response:

The paragraph immediately preceding the table disclosing drilled wells on page 12 of the Form 10-K states that, “Unless otherwise indicated, all wells drilled are developmental.”  In addition, the table includes a line for “Non-productive wells”.  Thus, we believe we have met the requirements of Item 1205 of Regulation S-K.  However, for future filings, we will re-label the “non-productive wells” as “dry wells”.

Estimated Proved Reserves and Future Net Cash Flows, page 12

3.	We note that you have provided information regarding proved undeveloped reserves. Please provide the information required by Item 1203(b) – (d) of Regulation S-K, or tell us why it is not applicable.

Response:

We disclose on page 13 of the Form 10-K that our proved reserves are 88% proved developed reserves.  Additionally, proved developed reserves are approximately 94% of undiscounted future net cash flows and approximately 100% of discounted future net cash flows.  Since proved undeveloped reserves make up a small percentage of total proved reserves based on these three measures, we believe they are immaterial to total reserves.  Therefore, we feel the disclosure requirements of Item 1203 (b) – (d) of Regulation S-K are not material to unitholders.

Oil and Natural Gas Production, page 14

4.
Item 1204 of Regulation S-K requires that you disclose production, production prices and production costs for each field that contains 15% or more of your total proved reserves.  Please provide this information by field, or tell us why it is not applicable.

Response:

As discussed in Item 2. Properties on pages 9 – 11 of the Form 10-K, we disclose the significant properties that underlie the net profits interests of the trust.  Within this discussion, we disclose the daily sales volumes for each area.  However, we do not analyze this information by field.  Under the indentures governing the trust, the focus is on each of the three state conveyances, not individual fields.  As discussed on page 2 of the Form 10-K, the trust is comprised of 80% net profits interests in certain predominantly natural gas producing working interest properties in Kansas, Oklahoma and Wyoming under three separate conveyances.  The same field can be and is in multiple conveyances (e.g., Hugoton is in both Kansas and Oklahoma).  Thus, we believe that providing this information to unitholders by field is not relevant.

Results of Operation, page 20

5.
Where two or more factors that contributed to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify.  For example, you state that the 74% decrease in net profits income from 2008 to 2009 is primarily the result of lower oil and gas prices and decreased oil and gas production.  Quantify the amount of change due to lower oil and gas prices as compared to the amount of change due to production.

United States Securities and Exchange Commission
August 25, 2010

Response:

In Item 7. Trustee’s Discussion and Analysis of Financial Condition and Results of Operations, we present the calculation of the net profits income by line item compared to prior periods on page 19 of the Form 10-K.  We also disclose under “Volumes” and “Prices” the significant fluctuations in each period that are attributable to oil and gas prices and any changes due to production on page 20 of the Form 10-K.  Therefore, we believe the information disclosed is sufficient to determine the quantity of the factors that caused the change in net profits interest.  However, in future filings, we will enhance the narrative to include a quantification of the price and volume factors.

6.
Under the subsection “Volumes,” you indicate that there were natural production declines in each of the applicable periods.  Please discuss in greater detail the natural production decline, including the reasons for such decline.  Disclose the percentage of change in underlying sales volumes that is attributable to the natural production decline for the periods from 2008 to 2009 and 2007 to 2008.

Response:

The assets of the trust represent interests in oil and gas properties, which are depleting assets.  The sales volumes of our properties are subject to rates of decline which are common to the industry in the areas where the trust’s properties are located.  We feel the discussion of the underlying sales volumes along with the discussion of development costs under subsection “Costs – Development” gives adequate information to assess trends in sales volumes.

7.	Please provide greater detail regarding the 88% decrease in development costs from the fourth quarter 2008 to 2009. If this is a trend that may affect future production, please discuss this.

Response:

On page 21 of the Form 10-K, the trust has provided a detailed discussion of the development costs deducted each month for 2007, 2008 and 2009 in the comparison of the years ended December 31, 2009, 2008, and 2007.  Specifically, the 88% decrease is due to decreased development activity from the fourth quarter of 2008 to the fourth quarter of 2009.  Additionally, the trust disclosed on page 9 of the Form 10-K that the total 2010 budgeted development costs for the underlying properties are between $10 million and $15 million.  Thus, we believe that we have provided adequate disclosure of these known or expected trends.  However, in future filings, when discussing the trends and changes in trust development costs, we will refer to the disclosure of the future budgeted development costs in Item 2.

United States Securities and Exchange Commission
August 25, 2010

Exhibits

8.
Please provide us with an analysis as to whether you are required to file as exhibits the contracts with customers such as Timberland Gathering & Processing Company, Inc. and Ringwood Gathering Company.

Response:

The trust is not a party to the contracts with customers such as Timberland Gathering & Processing Company, Inc. and Ringwood Gathering Company or any other customers purchasing production from the underlying properties.  Those contracts are with XTO Energy Inc. as the owner of the underlying properties.  Since Hugoton Royalty Trust is not a party to the contracts, we have concluded that the contracts are not required to be filed as exhibits under Item 601 of Regulation S-K under the Securities Exchange Act of 1934.

Exhibit 99.1

9.	Please provide a revised third-party report that addresses the following:

•	Provide the information, including the statement, required by Item 1202(a)(8)(iv) of Regulation S-K.
•	Provide the information required by Item 1202(a)(8)(viii)
•	In attachment 1, provide the actual average price used.

Response:

We propose that in future filings, the third-party report will include the statements required by Items 1202(a)(8)(iv) and (viii).  As to your third bullet point, we include the actual average price used in calculating the third-party reserve report in Item 2. Properties, Estimated Proved Reserves and Future Net Cash Flows (see p. 12 of the Form 10-K).

In accordance with your request, we hereby acknowledge that:

-	the trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the trustee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or need further information.

Very truly yours,

/s/ Nancy G. Willis

United States Securities and Exchange Commission
August 25, 2010

Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee